AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WOLF PEN BRANCH GP, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement"), of Wolf Pen Branch GP, LLC, a Delaware limited liability company (the "Company"), is made and entered into as of the 2nd day of June, 2026, by the Persons listed on the signature pages attached hereto as Members (hereinafter referred to individually as a "Member" and collectively as the "Members"), and such other Persons as may execute a Joinder Agreement in a form substantially similar to that set forth in Exhibit A attached hereto as Members.

RECITALS

WHEREAS, the Company and the Members entered into that certain Limited Liability Company Agreement dated as of March 23, 2017 (the "Original Agreement").

WHEREAS, the Company was created to serve as the general partner of Wolf Pen Branch, LP, a Delaware limited partnership ("HoldCo") and through such structure, the Company and HoldCo are designed to reinforce, complement and formalize the governance role that a number of descendants of Owsley Brown I and Laura Lee Lyons (the "Family") and various branches of the Family currently play with respect to Brown-Forman Corporation ("PubCo") and the PubCo Board of Directors.

WHEREAS, the Company and HoldCo are not intended to alter or change any of the governance initiatives that have been led by PubCo, the PubCo Board of Directors, and/or the Family in the past.

WHEREAS, the Members have made the contributions and own the Class X Common Units reflected on the contribution and ownership schedule maintained by the Company as amended from time to time.

WHEREAS, as of the date hereof, the Company and the Members desire to amend and restate the Original Agreement on the terms and conditions set forth herein.

WHEREAS, Section 10 of the Original Agreement provides that no amendment to any provision of the Original Agreement requiring the approval of a Supermajority of Managers shall be permitted unless such amendment is approved by a Supermajority of the Managers.

WHEREAS, this Agreement, which amends certain provisions in the Original Agreement requiring such Supermajority approval of the Managers, has been approved by a Supermajority of the Managers in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
Organizational Matters

1.1   Formation and Certificate of Formation. The Company was formed on March 20, 2017, pursuant to the provisions of the Act and the rights and liabilities of the Members shall be as provided in the Act, except as herein otherwise provided. The Certificate of Formation of the Company (the "Certificate of Formation") has been filed with the office of the Secretary of State of the State of Delaware.

1.2   Name. The name of the Company shall be "Wolf Pen Branch GP, LLC". The Board may change the name of the Company at any time and from time to time. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board.

1.3   Purpose. The purpose of the Company shall be to (a) engage in any lawful acts or activities for which limited liability companies may be organized under the Act, and (b) engage in all other activities necessary or incidental to any of the foregoing.

1.4   Principal Office; Registered Office. The principal office of the Company shall be located at such place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board from time to time deems advisable. The registered agent for service of process and the registered office of the Company shall be the Person and location reflected in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate at any time and from time to time in the manner provided by applicable law.

1.5   Term. The term of the Company commenced upon the filing of the Certificate of Formation in accordance with the Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of ARTICLE 9.

ARTICLE 2
Management

2.1   Authority of the Board.

(a)   Sole Authority. Except for situations required by the express terms of this Agreement, (i) the Board shall conduct, direct and exercise full and exclusive control over all activities of the Company (including, subject to the terms of this Agreement, all decisions relating to the issuance of additional Equity Securities); (ii) all management powers over the business and affairs of the Company shall be exclusively vested in the Board except as may be delegated in accordance with Section 2.3; and (iii) the Board shall have the sole power to bind or take any action on behalf of the Company, or to exercise any rights and powers (including, without limitation, exercising or not exercising the voting rights associated with Class A Common Stock of PubCo held by, or voted by proxy by, HoldCo, the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments, or other decisions) including those granted to the Company under this Agreement or any other agreement, instrument, or other document to which the Company is a party.

(b)   Certain Actions. Without limiting the generality of the foregoing, the Board shall have full, exclusive and complete discretion, power and authority to:

(i)   exercise all rights and powers of the Company (whether such rights and powers are expressly and specifically granted to the Company under the terms of an agreement to which the Company is a party, or arise as a result of the Company's ownership of securities or otherwise) and to take actions, give or withhold consents or approvals, waive or require the satisfaction of conditions, or make determinations, opinions, judgments, or other decisions which are granted to the Company under any agreement, or otherwise;

(ii)   do or cause to be done all acts which are necessary or desirable to carry out the purposes and business of the Company;

(iii)   make any and all expenditures which the Board, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization, financing and operation of the Company;

(iv)   ask, demand, sue for, recover, collect and receive each and every obligation which is now or may hereafter become due, owing, or payable to the Company in connection with its property or business and use or take any lawful means for the recovery thereof by legal process or otherwise, and to execute and deliver a satisfaction and release therefor, together with the right and power to compromise any claim or demand;

(v)   retain advisors to the Company and/or the Board (including, but not limited to, consultants, accountants, and attorneys); and

(vi)   direct or delegate any Person to take all actions and execute all documents or instruments as are necessary to carry out the intentions and purposes of the above duties and powers.

2.2   Board Mechanics.

(a)   Number. The Board shall initially consist of seven (7) individuals (each a "Manager" and collectively, the "Managers"). The size of the Board may be increased or decreased from time to time upon the approval of all Managers on the Board.

(b)   Appointment of Managers. Each Family Branch shall have the right to appoint one (1) Manager to the Board by a vote of the majority of Class X Common Units held by such Family Branch. A Family Branch may remove, at any time with or without cause, any Manager that such Family Branch has appointed by a vote of the majority of Class X Common Units held by such Family Branch. Each Family Branch may determine its Manager to be appointed to the Board in any manner that such Family Branch may choose, provided, that with respect to Manager appointment by a Family Branch, the Company shall rely on a written notice signed by Members in a Family Branch holding a majority of the Class X Common Units held by such Family Branch.

(c)   Term. Each Manager appointed shall serve successive one (1) year terms until earlier removed in accordance with the terms of this Agreement or his or her earlier resignation, incapacitation or death. A Family Branch shall promptly provide written notice in accordance with Section 2.2(b) to the Company and the Board in the event that such Family Branch replaces a Manager that such Family Branch has previously appointed. Until such time that a Family Branch has provided written notice that such Family Branch has replaced the Manager of such Family Branch as set forth in the preceding sentence, the Manager of such Family Branch shall continue to serve as the Manager of such Family Branch, including for a successor term following the expiration of the then-current term. There are no limitations with respect to the number of terms during which an individual can serve as a Manager. A Manager may resign at any time upon written notice to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(d)   Vacancies. In the event that any Manager designated hereunder for any reason ceases to serve as a member of the Board during his or her term of office, the resulting vacancy shall be filled by a representative designated by the Family Branch entitled to appoint such Manager pursuant to Section 2.2(b) above. If any Family Branch fails to appoint a Manager pursuant to the terms of Section 2.2(b) above, such position on the Board shall remain vacant until such Family Branch exercises its right to appoint a Manager as provided hereunder.

(e)   Chairperson. The Chairperson of the Board (the "Chairperson") shall be a Manager that has been nominated by at least two (2) other Managers and then elected as the Chairperson by vote of a majority of the total votes held by the Managers on the Board. The Chairperson shall preside at all meetings of the Board (but shall have no other rights or responsibilities other than as one of the Managers). The Chairperson shall serve a one (1) year term and there are no limitations with respect to the number of terms during which an individual can serve as the Chairperson.

(f)   Meetings.

(i)   Regular Meetings. The Board shall endeavor to hold two (2) to four (4) regular meetings each year at a time, date and location determined by the Board with thirty (30) days written notice to all Board members. The Company shall hold an annual meeting (the "Annual Meeting") on or around the time of PubCo's annual meeting of its stockholders.

(ii)   Special Meetings. Special meetings of the Board may be called, by forty-eight (48) hours' notice to all Board members, by the Chairperson or by any two (2) Managers.

(iii)   Manner of Attendance and Voting. It is expected that each Manager attend all meetings of the Board in person and participate actively in meeting discussions. Managers should use their reasonable best efforts to attend all meetings of the Board and may attend meetings of the Board in person, by telephone or by videoconference. Managers (and, to the extent applicable, any Proxy Holder Associated Board Member) may vote in person, over the telephone, over video conference, by writing, or electronically. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if Managers (and, to the extent applicable, any Proxy Holder Associated Board Member) having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board.

(iv)   Meeting Records. The Chairperson shall appoint an individual to record and distribute minutes of each meeting of the Board.

(g)   Voting.

(i)   Each Manager on the Board shall be entitled to cast one (1) vote on matters to be determined by the Board, provided, that:

A.   with respect to Section 2.2(g)(ii) Matters other than PubCo Matters, each Manager shall have a number of votes equal to (x) the sum of (1) the number of shares of Class A Common Stock contributed to the Company and HoldCo by the Family Branch that appointed such Manager and (2) the number of shares of Class A Common Stock for which a proxy is granted to HoldCo by the Family Branch that appointed such Manager (the sum of the amount of set forth in clauses (1) and (2), the "Family Branch Contributed/Proxied Shares") divided by (y) the aggregate Family Branch Contributed/Proxied Shares for all Family Branches; and

B.   with respect to PubCo Matters (other than the approval of any Change of Control Transaction, which shall require the approval of at least a Supermajority of Managers), (1) any Proxy Holder Associated Board Member will be entitled to vote with respect to such matters and shall have a number of votes equal to (x) the number of shares of Class A Common Stock for which a proxy is granted to HoldCo by the Proxy Holder Associated Family Branch that appointed such Proxy Holder Associated Board Member (the "Associated Family Branch Shares"), divided by (y) the sum of (i) the Family Branch Contributed/Proxied Shares for all Family Branches, plus (ii) the aggregate Associated Family Branch Shares for all Proxy Holder Associated Family Branches (the amount referenced in this clause (y) the "As-Adjusted Denominator Amount"); and (2) each Manager shall have a number of votes equal to the (x) the Family Branch Contributed/Proxied Shares for the Family Branch that appointed such Manager, divided by (y) the As-Adjusted Denominator Amount.

(ii)   Subject to Section 2.2(g)(iii) and except as otherwise specifically provided in this Agreement, the Board may act by affirmative vote of a majority of the total votes held by the Managers on the Board (taking into account the vote of the Proxy Holder Associated Board Member with respect to PubCo Matters as determined in accordance with Section 2.2(g)(i) above), including, but not limited to with respect to the following actions (the matters specifically set forth below, the "Section 2.2(g)(ii) Matters"):

A.   any PubCo Matters (other than approval of any Change of Control Transaction which shall require the approval of at least a Supermajority of Managers);

B.   election of the Chairperson of the Board;

C.   designation and removal of committees of the Board and members thereof;

D.   designation and removal of Advisory Board Members; and

E.   approval of the annual budget of the Company (the "Annual Budget");

(iii)   The Board may, by unanimous vote of the Managers on the Board, adopt additional policies and procedures for the governance of the Company and HoldCo.

(h)   Committees. The Board may, by vote of a majority of the total votes held by the Managers on the Board, from time to time designate one or more committees. Each committee shall include at least two (2) Managers and may include Advisory Board Members. No committee shall be authorized to exercise any of the powers or authority of the Board or the Managers or take any actions required or permitted to be taken by the Board or the Managers. Committees shall function as focus groups and shall be directed by the Board to study and investigate specific topics and shall then present findings and make recommendations to the Board with respect to such topics. Each committee shall keep a record of its proceedings and shall report thereon to the Board whenever requested so to do. It is anticipated that the Board would initially designate a Nominating and Governance Committee and a Finance and Audit Committee. Committee members may be removed by vote of a majority of the total votes held by the Managers on the Board.

(i) Advisory Board Members. The Board may, by vote of a majority of the total votes held by the Managers on the Board, from time to time designate one or more non-voting advisors to the Board ("Advisory Board Members") that may be invited to attend all or a portion of Board meetings. Advisory Board Members shall not be authorized to exercise any of the powers or authority of the Board or the Managers or take any actions required or permitted to be taken by the Board or the Managers. An Advisory Board Member shall serve one (1) year terms and shall not serve more than ten (10) terms. Advisory Board Members shall be subject to such eligibility requirements as are established by vote of a majority of the total votes held by the Managers on the Board before the first (1st) anniversary of the date hereof, including with respect to independence of Advisory Board Members. Advisory Board Members may be removed by vote of a majority of the total votes held by the Managers on the Board.

(j) Time Devoted to the Board and the Company. No Manager need devote his or her full business time to the Board or to the Company but only such time as is reasonably required to administer the Board's and the Company's affairs.

2.3 Officers.

(a) Election of Officers and Term of Office. In addition to the Chairperson, the Board may appoint other officers of the Company as determined by a majority of the total votes held by the Managers on the Board (each, an "Officer" and collectively, the "Officers"), with powers, authorities and duties as the Board may from time to time determine, by a majority of the total votes held by the Managers on the Board, provided that no Officer may be granted power or authority to take an action which requires the vote of the Managers on the Board unless the delegation of such power or authority is approved by the requisite vote of the Managers on the Board. Each Officer shall hold office until a successor shall have been duly elected or appointed or until such Officer's death, resignation or removal in the manner provided hereinafter. An Officer may, but need not, be a resident of the State of Delaware, a Manager or a Member. Any one Person may hold more than one office.

(b) Resignation; Removal; Vacancies. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective. Any Officer may be removed as such, either with or without cause, at any time by a majority of the total votes held by the Managers on the Board. Designation of an Officer shall not of itself create contract or employment rights. Any vacancy occurring in any office of the Company may be filled by the Board and shall remain vacant until filled by the Board.

(c) Compensation of Officers. The salaries or other compensation, if any, of the Officers shall be determined from time to time by a majority of the total votes held by the Managers on the Board.

ARTICLE 3
Books and Records; Reports and Information; Confidentiality

3.1   Books and Records. The Company shall keep appropriate books and records pertaining to the business of the Company and the proceedings of the Board and its committees. The books and records of the Company shall be kept at the principal office of the Company or at such other place, within or without the State of Delaware, as the Board shall reasonably from time to time determine. The Board may, by a vote of a majority of the total votes held by the Managers on the Board, keep confidential from the Members, for such period of time as the Board deems reasonable by a vote of a majority of the total votes held by the Managers on the Board, any information which the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

3.2   Determination by Board. All matters concerning (a) the determination of the relative amount of allocations and distributions among the Members pursuant to this Agreement and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

3.3   Accounting. The Company shall keep its accounting records and shall report its income for income tax purposes on a calendar year basis using such method of accounting as the Board shall determine. The Company shall furnish financial statements and reports to each Member sufficient to enable such Member to fulfill its responsibilities under federal and state income tax laws.

3.4   Deposits. All funds of the Company shall be deposited in an account or accounts in such banks, trust companies or other depositories as the Board may reasonably select or approve.

3.5   Agreements, Consents, Checks, Etc. All agreements, consents, checks, drafts or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company shall be signed by a duly authorized officer of the Company.

3.6   Tax Controversies. Bodley Partners, LLC shall be the Company's Tax Matters Partner as defined in Code Section 6231(a)(7) and any comparable provision of state or local tax law, as in effect for taxable years beginning before December 31, 2017, and the Partnership Representative (as defined in Code Section 6223(a), as in effect for taxable years beginning after December 31, 2017, and the Treasury Regulations thereunder) of the Company, and the Board shall take such other actions necessary under the Treasury Regulations or other guidance to cause Bodley Partners, LLC to be designated as the Partnership Representative. Each Member agrees to cooperate with the Company and do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of any or all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. In the event that Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget

Act of 2015, apply to the Company, the Partnership Representative may, in consultation with the Board, elect under Section 6226 of the Code to require each Person who was a Member during any taxable year of the Company that was audited to personally bear any tax, interest and penalty resulting from adjustments based on such audit and shall notify each such Person (and the Internal Revenue Service) of their proportionate share of such audit adjustments and, if for any reason, the Company is liable for a tax, interest, addition to tax or penalty as a result of such an audit, each Person who was a Member during the taxable year of the Company that was audited shall pay to the Company an amount equal to such Person's proportionate share of such liability, as determined by the Board, based on the amount each such Person should have borne (computed at the tax rate used to compute the Company's liability) had the Company's tax return for such taxable year reflected the audit adjustment, and the expense for the Company's payment of such tax, interest, addition to tax and penalty shall be specially allocated to such Persons (or their successors) in such proportions. The Board may, by majority vote of the Managers, remove the Company's Tax Matters Partner and/or the Company's Partnership Representative and select a new Tax Matters Partner and/or Partnership Representative.

3.7   Tax Elections. The Company shall make or decline to make the election provided in Section 754 of the Code and other tax elections as determined by the Board. The Company shall make such basis adjustments, if any, as may be required under Code Section 734 and Code Section 743 in the absence of a Code Section 754 election.

3.8   Securities and Exchange Commission Filings. In the event that the Company and/or HoldCo is required to file a report of beneficial ownership on Schedule 13D or 13G or any other report required pursuant to applicable securities laws with respect to the shares of Class A Common Stock of PubCo held by HoldCo (for this purpose as determined by Exchange Act Rule 13d-3 and Exchange Act Rule 13d-5), each Member will provide to the Company and/or HoldCo any information related to such Member or any related Person thereof which may be requested by the Company in connection with any such securities filings and/or otherwise required or necessary pursuant to any securities laws, and each Member agrees that any such information which such Member furnishes will be complete and accurate.

3.9   Confidentiality and Acknowledgements. Each Member and Manager recognizes and acknowledges that such Member and Manager has and may in the future receive certain confidential and proprietary information and trade secrets of the Company, HoldCo and PubCo (the "Confidential Information"). The term Confidential Information will be interpreted to include all information of any sort (in a tangible or intangible form) that is (i) related to the Company, HoldCo or PubCo, and (ii) is not publicly known. Each Member and Manager agrees not to disclose or use for such Member's or Manager's own account any Confidential Information without the Board's prior consent, except (A) to the extent that any Confidential Information becomes generally known to and available for use by the public other than as a result of such Member's or Manager's acts or omissions; (B) to the extent that any Confidential Information is required to be disclosed pursuant to any applicable law or court order; or (C) for disclosure to such Member's or Manager's attorneys and accountants; provided that, in the case of subsection (C) hereof, such Member or Manager shall cause each Person receiving such Confidential Information to be informed that such Confidential Information is strictly confidential and subject to this Agreement and to agree not to disclose or use such information except as provided herein.

ARTICLE 4
Units, Admissions and Capital Contributions

4.1   Units.

(a)   General. The limited liability company interest of the Members shall be represented by Units, which may be divided into one or more types, classes or series, with each type or class or series having the rights and privileges, including voting rights, if any, set forth in this Agreement. The Company may, but need not, issue certificates representing Units. A Unit shall for all purposes be personal property. No Member has any interest in specific assets or property of the Company or HoldCo. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any asset or property of the Company or for any accounting.

(b)   Authorized Units. The Units which the Company has authority to issue consists of an unlimited number of Class X Common Units and such other class or series and number of other Equity Securities of the Company as the Board may authorize for issuance from time to time by approval of at least a Supermajority of Managers. Each Class X Common Unit shall entitle the Member owning such Unit to one (1) vote on any matter voted on by the Members as provided in this Agreement or as required by applicable law. The Company may issue fractional Units. The ownership by a Member of any Unit shall entitle such Member to allocations of Profits and Losses and other items and distributions of cash and other property as set forth in ARTICLE 5 hereof. The Board shall maintain a schedule of all Members from time to time which sets forth the capital contributions made by them and the Units held by them (as the same may be amended, modified or supplemented from time to time by the Board in accordance with the terms of this Agreement).

4.2   Admission of New Members. Any Person may be admitted to the Company as a Member with the unanimous approval of all of the Managers on the Board and under the terms and conditions as determined by the unanimous vote of all Managers on the Board. The terms and conditions of admission shall include, but are not limited to, a requirement that the new Member sign a Joinder Agreement in the form attached hereto as Exhibit A or such other form as required by the Board, and a requirement that the new Member pay for such new Member's share of Organizational Expenses in an amount to be determined by unanimous vote of all Managers on the Board, provided, that the terms and conditions of admission of any new Member may vary from the foregoing as determined by unanimous vote of all Managers on the Board.

4.3   Capital Contributions. Each initial Member named on the signature pages attached hereto has made (or shall be deemed to have made) Capital Contributions as of the date hereof (unless another date is specifically specified in the records of the Company) to the Company in the amount set forth in such Member's respective Contribution Agreement in exchange for the Units specified therein. The Company shall keep a record of Capital Contributions and maintain a register of Unit ownership. No other Capital Contributions are required or permitted except in accordance with the terms of this Agreement.

4.4   Other Additional Contributions.   Members may make additional Capital Contributions with the approval and under the terms and conditions set by the Board. The tax basis and agreed value of such contributions shall be reflected in the Company's books and records. Members shall not be required to make additional contributions.

ARTICLE 5
Allocations

5.1   Capital Accounts. A Capital Account shall be maintained for each Member. Each Member's Capital Account shall be credited with (i) such Member's Capital Contributions, (ii) such Member's share of Profits and any items in the nature of income or gain that are specifically allocated to such Member, and (iii) the amount of any Company liabilities assumed by such Member, and shall be debited with (x) such Member's share of Losses and any items in the nature of losses or expenses that are specifically allocated to such Member, (y) the amount of money and the Carrying Value of any other property distributed to such Member (net of liabilities that such Member assumes or takes subject to) pursuant to any provision of this Agreement, and (z) the amount of any liabilities of such Member assumed by the Company; provided, however, that each such Member's Capital Account shall be adjusted by such Member's share of income, gain, deduction or loss described in Treasury Regulations Section 1.704-1(b)(2)(iv)(g). In determining the amount of any liability for purposes of this Section 5.1, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations. Each Member's Capital Account shall include that of any predecessor of such Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

5.2   Allocations of Profits and Losses. Except as otherwise provided in Section 5.3, Profits and Losses for each taxable year or other period shall be allocated pro rata among the Members in proportion to the Class X Common Units held by the Members.

5.3   Regulatory Allocations.

(a)   Notwithstanding anything to the contrary contained herein, the Agreement shall be deemed to contain (1) a "minimum gain chargeback" provision, within the meaning of Treasury Regulations Section 1.704-2(f); and (2) a "partner minimum gain chargeback" provision within the meaning of Treasury Regulations Section 1.704-2(i)(4), and there shall be allocations consistent with such provisions.

(b)   If any Member unexpectedly receives an adjustment, allocation or distribution of the type contemplated by Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (to the extent of and in proportion to the amounts of their respective Adjusted Capital Account Deficits) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as quickly as possible. It is intended that this Section 5.3(b) qualify and be construed as a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(c)   Notwithstanding any other provisions of the Agreement, no loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Adjusted Capital Account Deficit of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase an Adjusted Capital Account Deficit with respect to such other Members. To the extent that allocations of loss or deduction have been made pursuant to this Section 5.3(c), future allocations of income and gain, notwithstanding anything to the contrary in this Agreement, shall be made first to restore such allocations of loss or deduction.

(d)   Notwithstanding anything contained herein to the contrary, nonrecourse deductions, within the meaning of Treasury Regulations Section 1.704-2(b)(1), shall be allocated to the Members in proportion to the Class X Common Units held by the Members, and any item of Company loss or deduction that is attributable to a "partner non-recourse debt" (within the meaning of Treasury Regulations Section 1.704-2) shall be allocated to the Members that bear the economic risk of loss for such debt (within the meaning of Treasury Regulations Section 1.752-2).

5.4   Tax Allocations.

(a)   Except as otherwise provided in Section 5.4(b), items of Company income, gain, loss, deduction and credit shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gain, losses, deductions, and credits among the Members under Section 5.2 and Section 5.3.

(b)   Items of taxable income, gain, loss and deduction with respect to Company property that has a Carrying Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance with the principles of Code Section 704(c) and the Treasury Regulations thereunder. The Board may select any reasonable method or methods for making such allocations including, without limitation, any method described in Treasury Regulations Sections 1.704-3(b), (c), or (d). In the event the Carrying Value of any Company property is adjusted pursuant to the definition of Carrying Value, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Carrying Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

5.5   Other Tax Matters.

(a)   Section 706. If during any taxable year of the Company there is a change in any Member's Unit ownership in the Company, allocations of income or loss for such taxable year shall take into account the varying Unit ownership interests of the Members in the Company in a manner selected by the Board which is consistent with the requirements of Code Section 706 and the Treasury Regulations thereunder.

(b)   State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation for federal income tax purposes in accordance with the foregoing provisions of this ARTICLE 5.

(c)   Excess Nonrecourse Liabilities. For purposes of Treasury Regulations Section 1.752-3(a)(3), the Members agree that "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)(3)) of the Company shall be allocated pro rata among the Members in proportion to the Class X Common Units held by the Members.

ARTICLE 6
Distributions

6.1   Minimum Distributions.

(a)   Distribution of HoldCo Distributions.

(i)   Subject to Section 6.1(a)(ii), as promptly as practicable after the Company receives any distributions from HoldCo with respect to shares of Class A Common Stock of PubCo held by HoldCo, the Company shall make a distribution of such distributed amount to the Members in proportion to the Class X Common Units held by the Members.

(ii)   The Company may from time to time retain any distributions it receives from HoldCo with respect to shares of Class A Common Stock of PubCo held by HoldCo, and thereby reduce the amount of the distributions contemplated by Section 6.1(a)(i), upon the approval of at least a Supermajority of Managers.

(b)   Tax Distributions. If the Board determines, by a majority of the total votes held by the Managers on the Board, that distributions under the preceding Section 6.1(a) are insufficient to enable the Members to pay federal and state income taxes attributable to the Company items, then the Company shall make additional distributions as the Board may determine for that purpose by a majority of the total votes held by the Managers on the Board. It is understood and agreed that any distributions to a Member under this Section 6.1(b) will reduce dollar-for-dollar, distributions that would have otherwise been made to the Member under this ARTICLE 6 or Section 9.2(b).

6.2   Additional Distributions. The Company may make distributions in addition to those required by Section 6.1 in the amounts and at the times determined by the Board by a majority of the total votes held by the Managers on the Board. Any such distributions shall be made out of assets of the Company, and shall be divided among the Members in proportion to the Units held by such Members.

ARTICLE 7
Withdrawals and Transfers

7.1   Withdrawal.

(a)   No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE 9, without the prior approval of at least a Supermajority of Managers (which consent may be withheld by the Managers on the Board in their sole discretion), except as provided in the following subsections of this Section 7.1.

(b)   The Board shall use all reasonable efforts to provide each Member with at least sixty-three (63) days prior notice (the "Member Transaction Notice") of any notice being provided to the Board of a meeting of the Board with respect to, or a request being made that Managers on the Board consent to, (i) any Change of Control Transaction, (ii) any transaction involving the incurrence or guarantee of any indebtedness (including unfunded capacity for any indebtedness) by the Company or HoldCo other than any Permitted Indebtedness, or (iii) any retention or withholding of any distributions the Company receives from HoldCo with respect to shares of Class A Common Stock of PubCo held by HoldCo (other than for the purpose of repaying any Permitted Indebtedness). Solely in the event of receipt of a Member Transaction Notice, each Member shall have the right, by delivery of a written notice of withdrawal to the Company within two (2) days after receipt of a Member Transaction Notice, to completely withdraw from the Company effective upon the sixty-first (61st) day following delivery of such written notice of withdrawal to the Company, provided, that such withdrawing Member shall be obligated to pay to the Company such withdrawing Member's Pro Rata Share of the Company's outstanding Permitted Indebtedness prior to such withdrawal.

(c)   In the event that a limited partner of HoldCo associated with a specific Family Branch withdraws from HoldCo, the Company shall have the right to redeem all of the Units held by the Member that is associated with such Family Branch. After such redemption, such Member shall be deemed to have completely withdrawn from the Company. Each Member, by such Member's signature hereto, appoints the Board and the Company, with full power of substitution and resubstitution, as such Member's true and lawful attorney-in-fact to execute any agreements, documents or instruments in connection with the Company's redemption of a Member's Units pursuant to this Section 7.1(c), and granting to such attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever that such attorney or attorneys may deem necessary, advisable or appropriate to carry out fully the intent of this Section 7.1(c) as such Member might or could do personally, hereby ratifying and confirming all acts and things that such attorney or attorneys may do or cause to be done by virtue of this power of attorney. Each Member hereby affirms that this power of attorney is granted as a term of this Agreement and, as such, is coupled with an interest and, to the fullest extent permitted by law, shall remain in full force and effect while the provisions of this Section 7.1(c) remain in effect, and shall not be subject to termination by the Member or by operation of law, whether by the death or incapacity of the Member or any executor or trustee, or by the dissolution or liquidation of any Person, or by the occurrence of any other event. It is understood and agreed by each such Member that this appointment, empowerment and authorization may be exercised by the aforementioned persons for the period beginning on the date hereof and ending on the date such Member is no longer subject to the provisions of this Agreement (and shall extend thereafter for such time as is required to reflect that such Member is no longer subject to the provisions of this Agreement).

(d)   Any Member that has withdrawn from or been redeemed by the Company shall in return for the surrender of its Units in the Company receive the number of shares of Class A Common Stock of PubCo which will be held by the Company immediately after redemption by the Company of a number of its units in HoldCo in proportion to the number of Units of the Company held by such Member. Such redemption by the Company of a number of its units in HoldCo shall be automatically triggered and effectuated in the event that a Member will be withdrawing or will be redeemed by the Company in order to fund such Member's withdrawal or redemption. Upon a Member's withdrawal or redemption, the Manager that such Member appointed to the Board shall be immediately removed from the Board and the size of the Board shall be reduced by one (1) Manager. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

7.2   Transfers of Units.

(a)   A Member may Transfer such Member's Units in whole or in part to a Person that is part of the same Family Branch as such Member at any time. If such Transferee is not already a Member, such Transferee shall be admitted as a Member of the Company subject to Section 4.2. In addition, if a trustee of a Member which is an irrevocable trust is replaced, the successor trustee shall automatically be admitted to the Company. Other than as provided in the first sentence of this Section 7.2(a), (i) no Member may Transfer any part of its Units without the prior approval of at least a Supermajority of Managers and (ii) no Member may sell, assign, pledge, hypothecate, distribute or otherwise transfer or dispose of any part of the Equity Securities in such Member or other direct or indirect interest in such Member without the prior approval of at least a Supermajority of Managers. A change in beneficiaries of a trust shall be deemed a Transfer. The Company shall not recognize any attempted Transfer in violation of this Section 7.2(a).

(b)   All Members acknowledge that the Units have not been registered under the Securities Act of 1933, as amended (the "1933 Act") in reliance on the exemption afforded by Section 4(2) of the 1933 Act. Therefore, to preserve said exemption and notwithstanding anything contained herein to the contrary, the Members hereby agree that Units shall be nontransferable and nonassignable, except in compliance with the registration provisions of the 1933 Act, or an exemption or exemptions therefrom, and in compliance with (or exemption from) applicable state securities laws and rules and regulations promulgated thereunder, and any attempted or purported Transfer in violation of the foregoing shall be void and of no effect. Accordingly, as an additional condition precedent to any Transfer of any Units, the Board may require an opinion of counsel satisfactory to the Board that such Transfer will be made in compliance with the registration provisions of the 1933 Act (or exemptions therefrom), and in compliance with (or exemptions from) applicable state securities laws and rules and regulations promulgated thereunder, and such Transferor shall be responsible for paying any attorneys' fees incurred in connection with the opinion.

7.3   Liquidity Mechanism.

(a)   Offer. A Member that desires to Transfer any of its Units (the "Transferring Member") to obtain liquidity (other than a Transfer to a Person that is part of the same Family Branch as such Transferring Member) must submit a written notice (the "Offer Notice") to the Board with the desired number of Units proposed to be Transferred (the "Offered Units") and the offered price for the Transfer of such Units.

(b)   Company Election. Within thirty (30) days of receipt of the Offer Notice, the Board may elect, by vote of all of the Managers on the Board, to have the Company (or any other Person designated by vote of all of the Managers on the Board) purchase all or any portion of the Offered Units at the price and on the other terms set forth in the Offer Notice, by delivering written notice of such election to the Transferring Member and each other Member holding Units of the class and/or series of Units to be Transferred by the Transferring Member (the "Eligible Members").

(c)   Eligible Member Election. If the Board does not elect to have the Company (or a designee of the Board) purchase all of the Offered Units, the Company shall provide written notice (the "Eligible Member Offer Notice") to the Eligible Members within thirty-five (35) days of receipt of the Offer Notice of the number of Offered Units that the Company (or a designee of the Board) has elected not to purchase. Each Eligible Member may elect to purchase up to such Eligible Member's pro rata portion of the Offered Units at the price and on the other terms set forth in the Offer Notice, by delivering written notice of such election to the Transferring Member and the Company within thirty (30) days after delivery of the Eligible Member Offer Notice. Any Offered Units not elected to be purchased by the end of such thirty (30) day period shall during the immediately following five (5) day period be reoffered by the Transferring Member to the Eligible Members who have elected to purchase their pro rata portion of the Offered Units and, if such Eligible Members collectively indicate interest within said five (5) day period in acquiring additional Offered Units in an amount in excess of the aggregate amount of Offered Units remaining, such remaining Offered Units will be allocated among such Eligible Members pro rata.

(d)   Closing. If the Company (or a designee of the Board) and/or the Eligible Members have elected to purchase all of the Offered Units from the Transferring Member, such purchase shall be consummated as soon as practicable after the delivery of the election notice(s) to the Transferring Member, but in any event within thirty (30) days after such delivery of the election notice(s) (subject to extension as reasonably necessary due to regulatory requirements).

(e) <u>No Election</u>. If the Company (or a designee of the Board) and/or the Eligible Members do not elect, in the aggregate, to purchase all of the Offered Units from the Transferring Member, the Transferring Member may (i) accept a Transfer of the portion of the Offered Units that were elected to be purchased, (ii) cancel the contemplated Transfer of all of the Offered Units, or (iii) extend discussions with the Board or the Eligible Members with respect to Transfer of the Offered Units on the terms specified in the Offer Notice for an additional thirty (30) days.

7.4 <u>Units in HoldCo</u>. Each Member agrees that in the event that a limited partner of HoldCo associated with a specific Family Branch transfers any of its units in HoldCo pursuant to the Agreement of Limited Partnership of HoldCo, the Member that is associated with such Family Branch shall, with the approval of the Board and the general partner of HoldCo, Transfer its Units in the Company to the same transferee.

ARTICLE 8
Rights and Obligations of Members

8.1 <u>Liability of Members</u>. The Members shall not be bound by or liable for the repayment, satisfaction or discharge of Company debts, liabilities and obligations.

8.2 <u>No Management Responsibility or Authority to Act</u>. No Member, as such, shall take part in the management of the business or transact any business for the Company. All management responsibility is vested in the Board. No Member shall have the power to act on behalf of or bind the Company (including, but not limited to, with respect to any shares of Class A Common Stock of PubCo that are held by HoldCo). All authority to act on behalf of the Company is vested in the Board. Any actions taken by any Member purportedly on behalf of the Company or that purportedly bind the Company shall be void and shall have no force or effect.

8.3 <u>Waiver of Liability</u>. Except as otherwise provided herein or in any agreement entered into by such Person and the Company and to the maximum extent permitted by the Act, no present or former Manager, Advisory Board Member or Officer nor any such Manager's, Advisory Board Member's or Officer's Affiliates, agents or representatives shall be liable to the Company or to any Member for any act or omission performed or omitted by such Person in his or her capacity as a Manager, Advisory Board Member or Officer; <u>provided</u>, that such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or bad faith, in each case as determined by a final judgment, order or decree of an arbitrator (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Manager, Advisory Board Member and Officer shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Manager, Advisory Board Member or Officer in good faith reliance on such advice shall in no event subject such Manager, Advisory Board Member or Officer or any of such Manager's, Advisory Board Member's, or Officer's Affiliates, agents or representatives to liability to the Company or any Member.

8.4   Standards. Each Manager shall be entitled to consider interests of such Manager's Family Branch as well as the interests of the Family more broadly in connection with actions to be taken and determinations to be made by such Manager.

8.5   Indemnification.

(a)   Generally. The Company hereby agrees to indemnify and hold harmless any Person (each an "Indemnified Person") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes and penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was serving as a Manager, is or was serving as an Advisory Board Member, is or was serving as an Officer, is or was serving as the Company's Tax Matters Partner, or is or was serving as the Company's Partnership Representative; provided, that, unless a majority of the total votes held by the disinterested Managers on the Board otherwise consents, no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to actions or omissions by an Indemnified Person or its Affiliates to the extent the act or omission was attributable to such Indemnified Person's or its Affiliates' (excluding, for purposes hereof, the Company's) willful misconduct or bad faith, in each case as determined by a final judgment, order or decree of an arbitrator (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further, that, unless the Board otherwise consents, no Person shall be entitled to indemnification hereunder with respect to a proceeding initiated by such Person or with respect to a proceeding between such Person, on the one hand, and the Company, on the other. Expenses, including attorneys' fees and expenses, incurred by any such Indemnified Person in defending a proceeding (but not a proceeding initiated by such Indemnified Person, other than a proceeding to enforce such Indemnified Person's rights under this Section 8.5) shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company under this Section 8.5.

(b)   Nonexclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Section 8.5 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law, vote of the Board or otherwise.

(c)   Limitation. Notwithstanding anything contained herein to the contrary (including in this Section 8.5), any indemnity by the Company relating to the matters covered in this Section 8.5 shall be provided out of and to the extent of the Company's assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by an arbitrator to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity of the Company.

(d)   <u>Savings Clause</u>. If this <u>Section 8.5</u> or any portion hereof shall be invalidated on any ground by a final decision by an arbitrator, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this <u>Section 8.5</u> to the fullest extent permitted by any applicable portion of this <u>Section 8.5</u> that shall not have been invalidated and to the fullest extent permitted by applicable law.

(e)   <u>Survival</u>. Neither the amendment nor repeal of this <u>Section 8.5</u>, nor the adoption of any other provision to this Agreement, nor, to the fullest extent permitted by law, any modification of law, shall eliminate or reduce the effect of this <u>Section 8.5</u> in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

ARTICLE 9
Company Dissolution And Liquidation

9.1   <u>Events of Dissolution</u>. The Company shall be dissolved upon the affirmative vote of three (3) votes held by Managers on the Board.

9.2   <u>Disposition of Assets</u>. Upon dissolution of the Company, the Board or, if there is no Board, a liquidator selected by a majority of the Members, shall immediately commence to wind up the Company's affairs. The Company's assets shall be applied as follows:

(a)   To the payment of any debts or obligations or the creation of any related reserves as may be necessary.

(b)   To the distribution in-kind by the Company of its investments and assets to the Members in proportion to the Class X Units held by such Members as of the date of such distribution. The Board shall use its reasonable best efforts to facilitate distribution of its investments and assets to the Members within sixty (60) days after the affirmative vote of dissolution contemplated by <u>Section 9.1</u>.

9.3   <u>Profits and Losses During Liquidation</u>. Profits and Losses during liquidation shall be allocated among the Members or their successors as if the Company were continuing.

ARTICLE 10
Amendments

This Agreement may be amended by the affirmative vote of four (4) votes held by the Managers on the Board. Notwithstanding the foregoing, this Agreement shall not be amended to increase or decrease any Member's share of Profits, Losses, liabilities or distributions without the consent of such Member, or in a manner that would result in differing treatment of the Members among the various Family Branches and <u>provided</u>, <u>further</u>, that no amendment to any provision of this Agreement requiring the approval of a Supermajority of Managers or unanimous vote of all Managers on the Board shall be permitted unless such amendment is approved by a Supermajority of Managers or the affirmative vote of all Managers on the Board, as applicable.

ARTICLE 11
Definitions

"1933 Act" has the meaning set forth in Section 7.3(b).

"AAA" has the meaning set forth in Section 12.8(b).

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

      (a)   increasing such Capital Account by any amounts which such Member is obligated to restore pursuant to this Agreement (including any note obligations) or is deemed to be obligated to restore pursuant to the penultimate sentence of each of Treasury Regulations Sections 1.704-2(i)(5) and 1.704-2(g); and

      (b)   decreasing such Capital Account by the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Advisory Board Members" has the meaning set forth in Section 2.2(i).

"Affiliate" means, with respect to any specified Person, (i) any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise and (ii) if such Person is a partnership or limited liability company, any general partner or manager or managing member thereof, as applicable.

"Agreement" has the meaning set forth in the Preamble.

"Annual Budget" has the meaning set forth in Section 2.2(g)(ii)(E).

"Annual Meeting" has the meaning set forth in Section 2.2(f)(i).

"As-Adjusted Denominator Amount" has the meaning set forth in Section 2.2(g)(i)(B).

"Associated Family Branch Shares" has the meaning set forth in Section 2.2(g)(i)(B).

"Board" means the Company's Board of Managers.

"Capital Account" means the capital account maintained for each Member in accordance with Section 5.1.

"Capital Contribution" means with respect to any Member, the amount of money and the initial Carrying Value of any property other than money (net of liabilities secured by such property that the Company is considered to assume or take subject to) contributed to the Company with respect to Units in the Company held or purchased by such Member, including any additional Capital Contributions made by such Member pursuant to Section 4.4.

"Carrying Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes except as follows:

    (a)   The initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be the agreed upon value at the time of the contribution.

    (b)   The Board may elect to revalue the Carrying Value of all Company property (whether tangible or intangible) for book purposes to reflect the fair market value (as determined by the Board) of Company property immediately prior to the occurrence of an event set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f). In the event that Company property is revalued pursuant to this subparagraph (b), the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

    (c)   If the Board does not elect to revalue Company property distributed to Members pursuant to subparagraph (b) above, (i) the Carrying Value of that property shall be revalued for book purposes to reflect the fair market value (as determined by the Board) of that property immediately prior to its distribution, and (ii) the Capital Accounts of all Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e).

    (d)   If the adjusted tax basis of Company assets are adjusted pursuant to Code Sections 732, 734 or 743, the Carrying Value of those Company assets shall be increased or decreased to the extent provided by Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

    (e)   The Carrying Value of a Company asset shall be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

"Certificate of Formation" has the meaning set forth in Section 1.1.

"Chairperson" has the meaning set forth in Section 2.2(e).

"Change of Control Transaction" means any transaction or series of transactions pursuant to which any Person that is not an Affiliate of the Family in the aggregate acquires (i) Equity

Securities of PubCo possessing the voting power to elect a majority of the PubCo Board of Directors (whether by merger, consolidation, reorganization, combination, sale or transfer of Equity Securities or otherwise), or (ii) all or substantially all of the assets of PubCo and its subsidiaries determined on a consolidated basis.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the Preamble.

"Confidential Information" has the meaning set forth in Section 3.9.

"Eligible Member Offer Notice" has the meaning set forth in Section 7.3(c).

"Eligible Members" has the meaning set forth in Section 7.3(b).

"Equity Securities" means, with regard to any Person, as applicable, (i) any capital stock, partnership, membership, joint venture or other ownership or equity interests, or other share capital of such Person, (ii) any securities of such Person directly or indirectly convertible into or exchangeable for any capital stock, partnership, membership, joint venture or other ownership or equity interests, or other share capital (whether voting or non-voting, whether preferred, common or otherwise) of such Person or containing any profit participation features with respect to such Person, (iii) any rights or options directly or indirectly to subscribe for or to purchase any capital stock, partnership, membership, joint venture or other ownership or equity interests, other share capital of such Person or securities containing any profit participation features with respect to such Person or directly or indirectly to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any capital stock, partnership, membership, joint venture or other ownership interests, other share capital of such Person or securities containing any profit participation features with respect to such Person, (iv) any share or unit appreciation rights, phantom share or unit rights, contingent interest or other similar rights relating to such Person, or (v) any Equity Securities of such Person issued or issuable with respect to the securities referred to in clauses (i) through (iv) above in connection with a combination of shares, units, recapitalization, exchange, merger, consolidation or other reorganization. Unless the context otherwise requires, the term "Equity Securities" refers to Equity Securities of the Company or any successor Person of the Company.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended to date and as further amended from time to time.

"Family" has the meaning set forth in the Recitals.

"Family Branch" means for each Member and Limited Partner of HoldCo, such Member or Limited Partner and those Persons that meet the requirements established by the unanimous vote of all Managers on the Board from time to time (which shall be the same for all Members and Limited Partners of HoldCo).

"Family Branch Contributed/Proxied Shares" has the meaning set forth in Section 2.2(g)(i)(A).

"Governmental Entity" means the United States of America or any other nation, any state or local or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

"Indemnified Person" has the meaning set forth in Section 8.5(a).

"Managers" has the meaning set forth in Section 2.2(a).

"Member Transaction Notice" has the meaning set forth in Section 7.1(b).

"Members" has the meaning set forth in the Preamble.

"Offer Notice" has the meaning set forth in Section 7.3(a).

"Offered Units" has the meaning set forth in Section 7.3(a).

"Officers" has the meaning set forth in Section 2.3(a).

"Organizational Expenses" means all costs, fees and expenses incurred in connection with the formation, financing and organization of the Company (including, but not limited to, legal, accounting, consulting and other advisory fees and expenses).

"Original Agreement" has the meaning set forth in the Recitals.

"Permitted Indebtedness" means any indebtedness of the Company or HoldCo (including unfunded capacity for any indebtedness) that is unanimously approved by the Managers on the Board (including any renewals, extensions or re-financings thereof and the utilization of, or draw-down on, any line of credit or other debt financing source that has been unanimously approved by the Managers on the Board).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

"Pro Rata Share" means, for each Member, the percentage of the total number of outstanding Units held by such Member.

"Profits" or "Losses" means, for any taxable year, an amount equal to the Company's taxable income or loss for that taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

      (a)   Income of the Company that is exempt from federal income tax shall be added to taxable income or loss.

(b)   Expenditures of the Company described in Code Section 705(a)(2)(B) or treated as such expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), shall be subtracted from taxable income or loss.

(c)   Gain or loss resulting from the disposition of a Company asset shall be determined by reference to the Carrying Value of the Company asset.

(d)   Items of gain, loss, depreciation, amortization or depletion that would be computed for federal income tax purposes by reference to the tax basis of a Company asset shall be determined by reference to the Carrying Value of that asset in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

(e)   If the Carrying Value of any Company asset is adjusted in accordance with subparagraph (b), (c) or (d) of the definition of Carrying Value, the amount of that adjustment shall be taken into account as gain or loss from the disposition of that asset.

(f)   Items that are specially allocated pursuant to Section 5.3 shall not be taken into account in computing Profits or Losses.

"Proxy Holder Associated Board Member" means the individual representing any Proxy Holder Associated Family Branch pursuant to the terms of an association agreement by and among the HoldCo, the Company and the representative of such Proxy Holder Associated Family Branch named therein, who will have voting rights as a "Proxy Holder Associated Board Member" with respect to PubCo Matters as provided in Section 2.2(g) (but will not be a Manager, for purposes of clarity).

"Proxy Holder Associated Family Branch" means any Family Branch of the Family that has granted a proxy to HoldCo of shares of Class A Common Stock pursuant to an irrevocable proxy and power of attorney, but does not contribute any shares of Class A Common Stock to HoldCo, and is approved by the unanimous vote of all Managers on the Board.

"PubCo" has the meaning set forth in the Recitals.

"PubCo Matters" means all matters related to the voting rights associated with Class A Common Stock of PubCo held by, or voted by proxy by, HoldCo, other than voting to approve of any Change of Control Transaction (which shall require the approval of at least a Supermajority of Managers).

"Section 2.2(g)(ii) Matters" has the meaning set forth in Section 2.2(g)(ii).

"Supermajority of Managers" means that number of Managers on the Board that is equal to (i) the total number of Managers then constituting the Board less (ii) one (1) Manager.

"Transfer" means any direct or indirect sale, transfer, gift, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of Units or any interest therein (whether with or without consideration, whether voluntarily or involuntarily or by operation of law). The terms "Transferee," "Transferor," "Transferred," and other forms of the word "Transfer" shall have the correlative meanings.

"Transferring Member" has the meaning set forth in Section 7.3(a).

"Treasury Regulations" means the income tax regulations promulgated under the Code and in effect, as amended, supplemented or modified from time to time.

"Unit" means a unit of interest in the Company representing an interest in the Profits, Losses and distributions of the Company and shall include Class X Common Units and any other class of Equity Securities issued by the Company in accordance with ARTICLE 4; provided, that each holder of any class or series of Units who is a Member shall have the relative rights, powers, duties and obligations specified in this Agreement with respect to such class or series of Units. Except to the extent otherwise provided herein, each class of Unit represents the same fractional interest in such Profits, Losses and distributions of the Company as each other Unit in such class. Units may be issued in different classes and in whole and fractional numbers.

ARTICLE 12
Miscellaneous

12.1   Waiver of Partition. Each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or partition or to seek the appointment by a court of a liquidator for the Company.

12.2   Title to the Company Assets. The Company's assets shall be deemed to be owned by the Company as an entity, and no Member or Family Branch, individually or collectively, shall have any ownership interest in the Company's assets or any portion thereof. Legal title to any or all of the Company's assets may be held in the name of the Company or one (1) or more nominees, as the Board may determine by a majority of the total votes held by the Managers on the Board. The Company's assets for which legal title is held in the name of any nominee shall be held in trust by such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All of the Company's assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held.

12.3   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

12.4   Further Action. The parties agree to execute and deliver all documents and instruments, provide all information and take or refrain from taking such actions as the Board may reasonably request to achieve the purposes of this Agreement.

12.5   Governing Law. This Agreement and all questions arising hereunder shall be determined in accordance with the law of the State of Delaware.

12.6   Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

12.7   Notices. Any notices to the Members or to the Company shall be sent to the Company at the Company's principal office and to the Members at the addresses and contact information supplied by them to the Board. Such notices shall be in writing and shall be deemed to have been duly given on the date of service if served personally; on the next subsequent business day if delivered by facsimile for which a confirmation of delivery was received or by email; three (3) business days after sending if such notice is sent with a reputable international express courier service (using any delivery option reasonably believed to deliver such notice within three (3) business days).

12.8   Resolution of Disputes. Without diminishing the finality and conclusive effect of any determination by the Board of any matter under this Agreement which is provided herein to be determined or proposed by the Board, any dispute, controversy or claim arising out of or relating to or concerning the provisions of this Agreement shall be finally settled by confidential arbitration in Louisville, Kentucky (or such other City and State as agreed to in writing by the parties to the dispute, controversy or claim) by the American Arbitration Association ("AAA") in accordance with the commercial arbitration rules of the AAA. The existence of, resolution of, and information presented or exchanged in connection with, any such arbitration proceeding shall be Confidential Information subject to the terms of Section 3.9(a).

12.9   Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.10   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in any Profits, Losses, distributions, capital, property or assets of the Company other than as a secured creditor.

12.11   Counterparts.   This Agreement shall be binding upon the executors, administrators, estate, heirs and legal successors of the parties hereto and this Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of each signature page and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

12.12   Certain Acknowledgments. Upon execution and delivery of a counterpart to this Agreement or a Joinder Agreement to this Agreement, each Member shall be deemed to acknowledge to the Company as follows: (a) the determination of such Member to acquire Units pursuant to this Agreement or any other agreement has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member; (b) no other Member has acted as an agent of such Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member in connection with monitoring its investment hereunder; (c) the Company has retained Bass, Berry & Sims PLC in connection with the transactions contemplated hereby and expects to retain Bass, Berry & Sims PLC as legal counsel in connection with the management and operation of the Company; (d) Bass, Berry & Sims PLC is not representing and will not represent any Member in connection with the transactions contemplated hereby or any dispute related thereto, on the other hand; (e) such Member will, if it wishes counsel on the transactions contemplated hereby, retain its own independent counsel; and (f) Bass, Berry & Sims PLC may represent the Company in connection with any and all matters contemplated hereby (including, without limitation, any dispute between the Company, on the one hand, and any Member, on the other hand) and such Member waives any conflict of interest in connection with such representation by Bass, Berry & Sims PLC.

12.13   Entire Agreement. This Agreement embodies the entire agreement and understanding between the Members and the Company related to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof, and this Agreement amends and restates the Original Agreement and supersedes the Original Agreement in its entirety.

<p style="text-align:center">*   *   *   *   *</p>

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.


COMPANY:


WOLF PEN BRANCH GP, LLC

By: /s/ Martin S. Brown, Jr.
Name: Martin S. Brown, Jr.
Title: Manager


MEMBERS:


ALCYONE SPIRITS, LLC

By: /s/ Martin S. Brown, Jr.
Name: Martin S. Brown, Jr.
Title: Manager

CBGB 2017 LP

By: /s/ Campbell P. Brown
Name: Campbell P. Brown
Title: Signatory for CPB 2017 Trust, General Partner

By: /s/ Campbell P. Brown
Name: Campbell P. Brown
Title: Signatory for GGBIV 2017 Trust, General Partner

LITTLE GOOSE CREEK, LLC

By: /s/ David C. Dick
Name: David C. Dick
Title: Executive Officer


[SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY AGREEMENT OF WOLF PEN BRANCH GP, LLC]


DOGWOOD HILL HOLDINGS LLC

By: /s/ Garvin B. Deters
Name: Garvin B. Deters
Title: Manager

BODLEY PARTNERS, LLC

By: /s/ Augusta W. Brown
Name: Augusta W. Brown
Title: Manager

WHITE OAK PARTNERS, LLC

By: /s/ W. Austin Musselman, Jr.
Name: W. Austin Musselman, Jr.
Title: Manager

SOUTHFORK LLC

By: /s/ Sandara A. Frazier
Name: Sandra A. Frazier
Title: Manager

[SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF WOLF PEN BRANCH GP, LLC]

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement is made and entered into this _____ day of _____, _____, by and between Wolf Pen Branch GP, LLC, a Delaware limited liability company (the "Company"), and the Person whose signature appears below (the "New Member").

 1. Admission. The New Member, who is a member of the "Family" and the "[_____] Family Branch" as those terms are defined in the Amended and Restated Limited Liability Company Agreement of the Company (the "Company Agreement"), or whose admission to the Company is approved by the Managers pursuant to the Company Agreement, is hereby admitted to the Company as a Member and shall have all the rights and be subject to all the obligations of such Member under the Company Agreement.

 2. Agreement to Be Bound By the Company Agreement. The New Member acknowledges that the Member has received a copy of the Company Agreement as currently amended. The New Member agrees to be bound by all the terms and conditions of the Company Agreement.

 3. Capital Contribution. The New Member shall make a capital contribution, if any, as shown on an amendment to Schedule A to the Company Agreement.

 4. Counterparts. This Agreement may be executed in multiple counterparts.

This Agreement is executed as of the date first above written.

COMPANY:

WOLF PEN BRANCH GP, LLC

By: _____
Name:
Title:

NEW MEMBER:

[_____]

By: _____
Name:
Title: